UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Rentberry, Inc.

Legal status of Issuer:

       Form:

       Corporation

       Jurisdiction of Incorporation/Organization:

       Delaware

       Date of Organization:

       August 28, 2015

Physical Address of Issuer:

201 Spear Street, Suite 1100, San Francisco, CA 94105, United States

Website of Issuer:

https://rentberry.com

Current Number of Employees:

37

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$3,472,319	$4,377,146
Cash & Cash Equivalents	$1,904,654	$2,505,358
Accounts Receivable	$0	$305,044
Current Liabilities	$144,731	$75,354
Long-Term Liabilities	$0	$1,928,633
Revenues/Sales	$819,365	$459,118
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	$(3,954,412)	$(4,803,338)

.

TABLE OF CONTENTS

Rentberry, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Rentberry, Inc. ("**Rentberry,**" the "**Issuer**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Issuer as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Issuer is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://rentberry.com no later than 120 days after the end of each fiscal year covered by the report. The Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Issuer or another party or (5) the liquidation or dissolution of the Issuer.

The date of this Form C-AR is April 30, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuer's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Issuer has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuer's control) and assumptions. Although the Issuer believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuer to predict all of them. Except as required by law, the Issuer undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Issuer has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Rentberry, Inc.
(Issuer)

By:/s/ Oleksiy Lyubynskyy
(Signature)

Oleksiy Lyubynskyy
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Oleksiy Lyubynskyy
(Signature)

Oleksiy Lyubynskyy
(Name)

Director
(Title)

April 30, 2025
(Date)

/s/ Eduard Novokhatsky
(Signature)

Eduard Novokhatsky
(Name)

Director
(Title)

April 30, 2025
(Date)

/s/ Kate Barneveld
(Signature)

Kate Barneveld
(Name)

Director
(Title)

April 30, 2025
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 30, 2025

Rentberry, Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

The Issuer offers a closed-loop home rental platform that provides decentralized, global, long-term rental solutions for tenants and landlords. The Rentberry platform offers a transparent application process, a crowd sourced security deposit network, instant rent payments, e-signing of rental agreements and credit reports. The platform includes web, iOS and Android mobile apps operational in more than 40 countries.

The Issuer was incorporated in Delaware on August 28, 2015. Additionally, the Issuer is headquartered and qualified to conduct business in California. Most of the Issuer's employees work remotely. The Issuer sells its products and services through the internet throughout the United States and internationally.

The Issuer also conducts its business through two subsidiaries. Floorly, Inc., which is 99% owned by the Issuer, was incorporated in Delaware on January 13, 2020 with the intent of using the Rentberry platform for the commercial rental space.

The Issuer, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023. We have filed this report as of the filing date above, and the report may be found on the Issuer's website.

The Issuer's website is https://rentberry.com. The information on the Issuer available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Issuer to identify risks that are specific to its business and financial condition. The Issuer is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Issuer's Business and Industry

Voting control is in the hands of our CEO and Founder.

Voting control is concentrated in the hands of the Issuer's Founder and CEO, Oleksiy Lyubynskyy, through a series of proxies, voting agreements and other provisions in the Issuer's Stockholders' Agreement. Subject to any fiduciary duties owed to owners or investors under Delaware law, our Founder and CEO will be able to exercise significant influence on matters requiring owner approval, including the election of directors, approval of significant Issuer transactions, and will have unfettered control over the Issuer's management and policies. Investors may have interests and views that are different from the Issuer's management. For example, management may support proposals and actions with which investors may disagree with. Our CEO could use his voting influence to maintain the Issuer's existing management, delay or prevent changes in control of the Issuer or support or reject other management and board proposals that are subject to owner approval.

Investors will have no ability to impact or otherwise influence corporate decisions of the Issuer.

Pursuant to the Issuer's Stockholders' Agreement, investors have granted an irrevocable proxy to the Issuer's CEO, Mr. Oleksiy Lyubynskyy, to vote their shares of Common Stock on all matters put to a vote of the stockholders. Furthermore, transferees of shares of Common Stock must also agree to be bound by the terms of both agreements. The CEO's proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock, or five years from the date of execution of the Investor's Subscription Agreement.

Notwithstanding the expiration of the CEO's proxy described above, the Stockholders' Agreement grants the CEO a separate proxy and power of attorney in cases where the investor does not vote or votes in a manner inconsistent with that agreement. Votes required by this proxy and power of attorney include:

- Votes in favor of Mr. Lyubynskyy's slate of directors where Mr. Lyubynskyy still holds the requisite number of shares; and

- Vote in favor of increasing the number of shares of Common Stock.

This proxy and power of attorney terminates upon the earlier of the consummation of the Issuer's first underwritten public offering of its Common Stock, the consummation of a sale of the Issuer and distribution of proceeds to or escrow for the benefit of the stockholders, or the written consent of the Founder and the holders of a majority of the issued and outstanding shares of the Issuer's Common Stock.

Additionally, the Stockholders' Agreement mandates that the Issuer's Founder, defined as Mr. Lyubynskyy, the Issuer's CEO, approve of certain transactions, including the sale, transfer or disposition of substantially all of the Issuer's assets, debt in excess of $5 million, merger, restatement of assets, any agreement to issue any capital stock, option, warrant or other convertible security of the Issuer other than pursuant to an employee benefit plan, or the amendment of the Issuer's certificate of incorporation or bylaws.

Moreover, the Stockholders' Agreement entails a provision under which the Issuer may require stockholders to sell their shares of Common Stock back to the Issuer.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. For instance, the Issuer notes that due to the conflict between Russia in the Ukraine it is currently not conducting business in Belarus and Russia and its current operations in Ukraine is limited to its one asset located in Kiev. Each of these crises could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer has on hand may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure additional funds. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. We have not generated profits since inception and have a history of losses. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our business is affected by seasonality.

Our business is affected by the general seasonal trends common to the residential rental market. We have observed increased traffic during the winter months of November, December and January. We have also observed increased traffic on our platform during the summer months from June through September as families and students seek housing before the start of the school year. We believe these trends are at least in part due to the impact of COVID-19 and the increased number of people who work from home and decided to change their residential location. This seasonality may adversely affect our business and cause our results of operations to fluctuate.

The Issuer's platform services are relatively new in an industry that is still quickly evolving.

We believe that the online residential property rental market is in early stages of development and anticipate that significant shifts in landlord and tenant behaviors may occur rapidly and on an ongoing basis. The Issuer continues to learn a great deal about the market participants as the industry evolves. The Issuer may not successfully anticipate or keep pace with industry changes, and the Issuer may invest considerable financial, personnel and other resources to pursue strategies that do not, ultimately, prove effective such that its business, results of operations and financial condition may be harmed.

We believe that our platform fills a needed space in the rental industry by providing transparency and efficiency in an opaque market. We also believe our streamlined, no contact services will benefit both landlords, tenants and other providers of products and services on our platform during COVID-19 type crises. However, our potential market may not be as large as we anticipated, or the number of our platform users may not grow as rapidly as planned. With a smaller market than expected, we may have fewer landlords, tenants and other providers of products and services through our platform. Success will likely be a factor of investing in the development and implementation of marketing campaigns, subsequent change of behaviors by tenants and landlords from traditional in-person rentals to our platform, and favorable changes in the regulatory environment. See "We operate in a regulatory environment that is evolving and uncertain," below.

The Issuer's future success also substantially depends on the continued use of the internet as the primary medium for the real estate rental marketplace. For any number of reasons, internet use may not continue to develop as the Issuer anticipates. If users begin to access real estate information through other media and the Issuer fails to innovate, its business, results of operations and financial condition may be negatively impacted.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We operate in a regulatory environment that is evolving and uncertain.

Although the rental market is well established, the Rentberry platform is introducing a new way of doing business. Some states and cities have implemented, or considered implementing, new rules designed to impact rent bidding websites, including Rentberry's platform. In 2018, the city of Seattle, Washington imposed a moratorium against rent-bidding web sites rendering it illegal for landlords and tenants to use those platforms, which we challenged in court. The Court for the Western District of Washington at Seattle ruled in favor of the city's imposition of the moratorium finding, among other things, that we lacked standing at that time. The Seattle government's moratorium expired April 30, 2020, but the government may choose to reinstate the moratorium. Furthermore, other jurisdictions may decide to impose a similar moratorium or other restrictions in the form of regulation that may impact our operations and ability to monetize our platform.

For example, on December 19, 2019, the Court of Justice of the European Union ("CJEU") ruled that Airbnb is a provider of information society services under the E-Commerce Directive, which may also result in application of new regulation to us. There continue to be new laws and government initiatives within the European Union attempting to regulate Airbnb as a platform which may also impact us. In several cases, national courts are evaluating whether certain local rules imposing obligations on platforms can be enforced against Airbnb. For example, Airbnb is challenging an Italian law requiring short-term rental platforms to act as withholding tax agent for host income taxes, to collect and remit tourist taxes, and to disclose user data. Adverse rulings in these national cases are possible and could result in changes to our business practices in significant ways, increased operating and compliance costs, and lead to a loss of revenue for us.

We could face liability for information or content on or accessible through our platform.

We could face claims relating to information or content that is published or made available on our platform. Our platform relies upon content that is created and posted by landlords, agents, or other third parties. Although content on our platform is typically generated by third parties, and not by us, claims of defamation, disparagement, negligence, warranty, personal harm, intellectual property infringement, or other alleged damages could be asserted against us, in addition to our landlords and agents.

Regulators in the United States, Europe and other countries may introduce new regulatory regimes that increase potential liability for information or content available on our platform. For example, in the United States, laws such as the CDA, which have previously been interpreted to provide substantial protection to interactive computer service providers, may change and become less predictable or unfavorable by legislative action or juridical interpretation. There have been various federal legislative efforts to restrict the scope of the protections available to online platforms under the CDA, in particular with regards to Section 230 of the CDA, and current protections from liability for third-party content in the United States could decrease or change. The European Union is also reviewing the regulation of digital services, and it has been reported that the European Union plans to introduce the Digital Services Act ("DSA"), a package of legislation intended to update the liability and safety rules for digital platforms, products, and services, which could negatively impact the scope of the limited immunity provided by the E-Commerce Directive.

Landlord, tenant, or third-party actions that are criminal, violent, inappropriate, or dangerous, or fraudulent activity, may undermine the safety or the perception of safety of our platform and our ability to attract and retain landlords and tenants and materially adversely affect our reputation, business, results of operations, and financial condition.

We have no control over or ability to predict the actions of our users and other third parties, such as neighbors or invitees, either during the tenant's stay or otherwise, and therefore, we cannot guarantee the safety of our landlords, tenants, and third parties. The actions of landlords, tenants, and other third parties may result in fatalities, injuries, other bodily harm, fraud, invasion of privacy, property damage, discrimination, brand and reputational damage, which could create potential legal or other substantial liabilities for us. We do not verify the identity of all of our landlords and tenants, nor do we verify or screen third parties who may be present during the bidding on, or making of, a rental lease through our platform. The criminal background checks for U.S. landlords, U.S. tenants, and other screening processes we rely on, among other things, include information provided by landlords and tenants. Our ability to validate that information, the accuracy, completeness, and availability of the underlying information relating to criminal records, the digitization of certain records, the evolving regulatory landscape in this area such as in the data privacy space may not detect all fraud or other conduct related to such background checks. Also, third-party service providers may fail to conduct such background checks adequately or disclose information that could be relevant to a determination of eligibility, and we do not run criminal background checks and other screening processes on third parties who may be present during a reservation made through our platform.

In addition, we do not undertake to independently verify the safety, suitability, location, quality, and compliance with applicable legal requirements, such as fire code compliance or the presence of carbon monoxide detectors, of all our listings and rental properties. We also do not undertake to independently verify the location, safety, or suitability of properties for individual guests, the suitability, qualifications, or credentials of landlords or agents, or the qualifications of individual tenants. We rely on landlords and tenants to disclose information related to their listings and properties and such information may be inaccurate or incomplete. Further, certain listings may pose heightened safety risks to individual users because safety and other quality control issues may not be reported to us or because our customer support team has not taken the requisite action based on our policies. We rely, at least in part, on reports of issues from landlords and tenants to investigate and enforce many of our policies and standards. In addition, our policies may not contemplate certain safety risks posed by listings or individual landlords and tenants or may not sufficiently address those risks.

We may also face civil litigation, regulatory investigations, and inquiries involving allegations of, among other things, unsafe or unsuitable listings, discriminatory policies, data processing, practices or behavior on and off our platform or by landlords, tenants, and third parties, general misrepresentations regarding the safety or accuracy of offerings on our platform, and other landlord, tenant, or third-party actions that are criminal, violent, inappropriate, dangerous, or fraudulent. While we recognize that we need to continue to build trust and invest in innovations that will support trust when it comes to our policies, tools, and procedures to protect landlords, tenants, and the communities in which our landlords and rental properties exist, we may not be successful in doing so. Similarly, listings that are inaccurate, of a lower-than-expected quality, or that do not comply with our policies may harm tenants and public perception of the quality and safety of listings on our platform and materially adversely affect our reputation, business, results of operations, and financial condition.

We are subject to payment-related fraud and an increase in or failure to deal effectively with fraud, fraudulent activities, fictitious transactions, or illegal transactions would materially adversely affect our business, results of operations, and financial condition.

When landlords do not fulfill their obligations to tenants, there are fictitious listings on our platform, or there are landlord account takeovers, we may incur losses from claims by landlords and tenants, and these losses may be substantial. Such instances may lead to the reversal of payments received by us for such rentals, referred to as a "chargeback." Our ability to detect and combat fraudulent schemes, which have become increasingly common and sophisticated, could be adversely impacted by the adoption of new payment methods, the emergence and innovation of new technology platforms, including mobile and other devices, and our growth in certain regions, including in regions with a history of elevated fraudulent activity. We expect that technically knowledgeable criminals will continue to attempt to circumvent our anti-fraud systems. In addition, the payment card networks have rules around acceptable chargeback ratios. If we are unable to effectively combat fictitious listings and fraudulent bookings on our platform, combat the use of fraudulent credit cards, or otherwise maintain or lower our current levels of chargebacks, we may be subject to fines and higher transaction fees or be unable to continue to accept card payments because payment card networks have revoked our access to their networks, any of which would materially adversely impact our business, results of operations, and financial condition.

Our payments platform is susceptible to potentially illegal or improper uses, including money laundering, transactions in violation of economic and trade sanctions, terrorist financing, fraudulent listings, landlord account takeovers, or the facilitation of other illegal activity. Use of our payments platform for illegal or improper uses has subjected us, and may subject us in the future, to claims, lawsuits, and government and regulatory investigations, inquiries, or requests, which could result in liability and reputational harm for us. We have taken measures to detect and reduce fraud and illegal activities, but these measures need to be continually improved and may add friction to our booking process. These measures may also not be effective against fraud and illegal activities, particularly new and continually evolving forms of circumvention. If these measures do not succeed in reducing fraud, our business, results of operations, and financial condition would be materially adversely affected.

We rely on third-party payment service providers to process payments made by tenants and payments made to landlords on our platform. If these third-party payment service providers become unavailable or we are subject to increased fees, our business, results of operations, and financial condition could be materially adversely affected.

We rely on a number of third-party payment service providers, including payment card networks, banks, payment processors, and payment gateways, to link us to payment card and bank clearing networks to process payments made by our tenants and to remit payments to landlords on our platform. We have agreements with these providers, some of whom are the sole providers of their particular service. If these companies become unwilling or unable to provide these services to us on acceptable terms or at all, our business may be disrupted, we would need to find an alternate payment service provider, and we may not be able to secure similar terms or replace such payment service provider in an acceptable time frame. If we are forced to migrate to other third-party payment service providers for any reason, the transition would require significant time and management resources, and may not be as effective, efficient, or well-received by our hosts and guests. Any of the foregoing could cause us to incur significant losses and, in certain cases, require us to make payments to hosts out of our funds, which could materially adversely affect our business, results of operations, and financial condition.

In addition, the software and services provided by our third-party payment service providers may fail to meet our expectations, contain errors or vulnerabilities, be compromised, or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions or make timely payments to hosts on our platform, which could make our platform less convenient and desirable to customers and adversely affect our ability to attract and retain hosts and guests.

Moreover, our agreements with payment service providers may allow these companies, under certain conditions, to hold an amount of our cash as a reserve. They may be entitled to a reserve or suspension of processing services upon the occurrence of specified events, including material adverse changes in our business, results of operations, and financial condition. An imposition of a reserve or suspension of processing services by one or more of our processing companies, could have a material adverse effect on our business, results of operations, and financial condition.

If we fail to invest adequate resources into the payment processing infrastructure on our platform, or if our investment efforts are unsuccessful or unreliable, our payments activities may not function properly or keep pace with competitive offerings, which could adversely impact their usage. Further, our ability to expand our payments activities into additional countries is dependent upon the third-party providers we use to support these activities. As we expand the availability of our payments activities to additional geographies or offer new payment methods to our landlords and tenants in the future, we may become subject to additional regulations and compliance requirements, and exposed to heightened fraud risk, which could lead to an increase in our operating expenses.

We may be impacted by economic downturns in certain real estate markets in which we operate or by a prolonged global economic downturn.

The landlords and tenants that are the potential users of the Rentberry platform are affected by local, regional, national and international economic conditions and other events and occurrences that affect the market for rental properties. A protracted decline in economic conditions will cause downward pressure on the Issuer's operating margins as a result of lower activity in the rental market. A prolonged downturn in one or more of the economies in the countries where the Issuer operates would result in reduced demand and will affect the ability of Rentberry's platform to generate significant revenue.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our sales or achieve profitability.

We believe the Issuer has assembled a quality team to grow the Issuer. However, it is possible that the Issuer will not be able to successfully implement future components of the business model, such as integrating reviews and ratings on the platform, adding multi-language support and onboarding properties in various locations and generate sufficient income from them. If the Issuer is unable to operationalize these and others features, or the market does not respond positively to them, then the Rentberry platform may be at risk of failure despite any corrective actions we may take. Furthermore, as discussed above, the Issuer may make changes to the platform, including its features and services, for any number of reasons and customers may choose to no longer use our platform. Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer demands.

We may not be able to maintain or establish relationships with brokers, agents, high-volume landlords or other partnerships which could limit the information and services we are able to provide to our users and impair our ability to attract and retain user.

Our ability to attract and retain users to our platform depends on providing timely access to comprehensive and accurate information regarding the residential rental market. To provide these listings we maintain relationships with real estate brokerages, real estate listing aggregators, multiple listing services, property management companies, third-party listing providers, homeowners and their real estate agents to include listing data in our services. Many of our agreements with real estate listing providers are agreements that may be cancelled at any time. Moreover, our competitors and other real estate websites have similar access to the providers and their information and may be able to source real estate information faster or more efficiently than we can. Another industry participant or group could create a new listings data service which could impact the relative quality or quantity of information of our listing providers. The loss of existing relationships with these providers, whether because of termination of agreements or otherwise, may result in changes to our rights to use or timely access listing data or an inability to continue to add new listing providers or changes to the way real estate information is shared, and may negatively impact our listing data quality. These events could lead to reduced user confidence in our rental data and decreased traffic and users on our platform which would negatively impact our business, results of operations and financial condition.

The Issuer could be adversely affected by rising interest rates.

If the Issuer uses debt, its financial results may be adversely affected by rising interest rates. Increases in interest rates would increase the Issuer's interest expense, which could adversely affect the Issuer's cash flow and the Issuer's ability to service its debt. In addition, increases in costs of financing may lessen the appeal of some development opportunities to the Issuer. In addition to negatively impacting the Issuer's cash flow, the Issuer's revenues and results of operations may be affected and cause the Issuer to have losses or even liquidate.

We may not be able to lease the properties as anticipated.

The success of the Issuer's properties will be largely dependent upon the ability of the Issuer and/or its leasing and rental agents (whether or not such leasing and rental agents are affiliated with the Issuer) to timely lease the properties on favorable terms. A property may incur a vacancy either by the continued default of tenants under leases, the expiration of a lease or the termination by the tenant of a lease. The Issuer may be unable to renew leases or relet space and if such vacancies continue for a long period of time, the Issuer may suffer reduced revenues resulting in less cash available for working capital, funding operations, maintaining rental properties, or onboarding additional rental properties.

Tenant defaults could negatively impact our expected revenues.

At any time, any of the Issuer's tenants may fail to make rental payments when due, decline to extend a lease upon its expiration, become insolvent or declare bankruptcy. Tenant defaults may adversely affect the Issuer's results of operations, including revenue and cash flow. The Issuer's revenue, results of operations and cash flow would be adversely affected if tenants are unable to meet their obligations to the Issuer. In the event of default by tenants, the Issuer may experience delays and incur substantial costs in enforcing the Issuer's rights as landlord. Upon a default, the Issuer may not be able to relet the space or to relet the space on terms that are as favorable to the Issuer as the defaulted lease, which could adversely affect the Issuer's financial results. Further, a tenant may elect to remain in a property after defaulting on the terms of their lease, and the Issuer may need to take legal and other actions in order to prepare the property to be relet.

Changes in property taxes could impact our revenues.

Each of the Issuer's properties will be subject to real property taxes. These taxes on the Issuer's properties may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. Many states and localities are considering increases in their income and/or property tax rates (or increases in the assessments of real estate) to cover revenue shortfalls. If property taxes increase, it may adversely affect the Issuer's financial results.

As a property owner, the Issuer will be subject to environmental risks.

Ownership of properties involves environmental risks. Federal, state and local laws and regulations to protect the environment may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances or petroleum product releases at such property. The owner or operator may have to pay a governmental entity or third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. These laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination arising from that site. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner which could adversely affect the company.

Environmental laws also govern the presence, maintenance and removal of asbestos. Such laws require that owners or operators of buildings containing asbestos (i) properly manage and maintain the asbestos, (ii) notify and train those who may come into contact with asbestos and (iii) undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. Such laws may impose fines and penalties on building owners or operators who fail to comply with these requirements. These laws may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

Failure by the Issuer to uncover and adequately protect against environmental issues in connection with a rental property may subject the Issuer to liability as owner of such property.

We may need to modify our properties to comply with state and federal laws including the Americans with Disabilities Act.

The Issuer's properties may be subject to the Americans with Disabilities Act (the "ADA"). The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. The Issuer will attempt to place the burden on sellers or other third parties, such as a tenant, to ensure compliance with the ADA. However, no assurance can be given that the Issuer will be able to allocate responsibilities in this manner. If the Issuer cannot, its cash resources used for ADA compliance will reduce cash available for working capital, funding operations, maintaining properties or onboarding new properties. In addition, the Issuer will be required to operate its properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to the Issuer's properties. The Issuer may be required to make substantial capital expenditures to comply with those requirements.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we are unsuccessful in adding users of our platform, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer a platform for the rental industry. The amount of users of our platform and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our platform and the services offered. If clients do not perceive our platform or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

The Issuer offers a closed-loop home rental platform that provides decentralized, global, long-term rental solutions for tenants and landlords. The Rentberry platform offers a transparent application process, a crowd sourced security deposit network, instant rent payments, e-signing of rental agreements and credit reports. The platform includes web, iOS and Android mobile apps operational in more than 60 countries.

The Issuer was incorporated in Delaware on August 28, 2015. Additionally, the Issuer is headquartered and qualified to conduct business in California. Most of the Issuer's employees work remotely. The Issuer sells its products and services through the internet throughout the United States and internationally.

The Issuer also conducts its business through two subsidiaries. Floorly, Inc., which is 99% owned by the Issuer, was incorporated in Delaware on January 13, 2020 with the intent of using the Rentberry platform for the commercial rental space.

Business Plan

The Issuer has developed an all-in-one home rental ecosystem, that offers a fully digital and contact-free rental experience for both tenants and landlords. The Rentberry platform offers a unique set of features that allows both parties to enjoy a safer, faster, and easier rental process. The Issuer automates all the standard rental tasks from submission of personal information, credit reports and custom offers to conducting virtual tours, negotiating rental terms, eSigning rental agreements and sending maintenance requests. The platform includes web, iOS and Android mobile apps operational in more than 60 countries. The Issuer has established user growth and has started to fully monetize its platform and functionality. The Issuer has partnered with over 70 leading real estate companies around the world and also has integrated third party service providers to the platform (such as, Sure Inc. that offers insurance products to the tenants and landlords).

In its next phase, the Issuer plans to develop a new type of mid-term residential rental market, under the brand "Flexible Living", and offer tenants flexibility in renting properties without security deposits and long-term lease commitment. As part of this plan, the Issuer intends to onboard properties throughout the United States, Europe and Asia to serve as mid-term rental properties (leasing of minimum three months and maximum one year) on the Rentberry platform. Rentberry plans to use a portion of the funds raised in this Offering to onboard such properties. The Issuer is highly likely to need to raise additional financing to accomplish its plans for onboarding and rebranding properties for the mid-term residential rental market. In the long run, the Issuer plans to become one of the largest owners of home rentals and at the same time sign contracts with high volume landlords and manage exclusively properties on their behalf (which will include standard branding concept combined with the mid-term rental cycle).

The Issuer plans to significantly expand its business by increasing sales and marketing, bolstering its operations and hiring new and retaining current employees. Any capital we raise in the future will empower us to increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Rentberry Platform	Allows for all the rental tasks to be done in one place. The platform offers patented transparent rental application and price negotiation technology. Rentberry automates all the standard rental tasks from submitting personal information, custom offers and attending virtual tours to eSigning rental agreements and sending maintenance requests. All data is stored in the cloud and can be accessed at anytime.	Aimed at the home rental market.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

There are no companies on the market that offer full automation of rental tasks, contactless rental experience and transparency during the rental process like Rentberry. All "rental platforms" out there are essentially "Classified" websites with limited functionality tailored just to the property's discovery. Craigslist, Zillow, Cozy and Airbnb are well-known names in the market, but each has its own flaws. Craigslist, of course, still relies on a dated interface and its unstandardized approach causes users to seriously question its legitimacy and safety. Zillow is a little more modern than Craigslist, but it still doesn't allow a seamless "last-mile" rental process, which makes renting from it frustratingly slow. Cozy is strictly a property management software with limited functionality. Finally, Airbnb, while being quite different from the other aforementioned competitors, doesn't focus on long-term rentals, credit scores, or security deposits, among other issues.

Customer Base

3M+ monthly active users 10M+ daily live properties on the platform.

Supply Chain

Although the Issuer is dependent upon certain third-party vendors, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term   limitations or disruptions.

Intellectual Property

Patents

The Issuer holds the following patent:

Application or Registration #	Title	Description	File Date	Grant Date	Country
US2020/0273094	"Systems and methods for managing rental reservations with blockchain"	Patent	February 27, 2019	February 8, 2022	USA

Trademarks

The Issuer also owns more than 60 trademarks, both word and logo, in multiple countries.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants. In particular, the Company's platform is dependent on our extensive intellectual property, which was years in development. We rely on more than 700,000 lines of code that our engineers wrote and transferred to the Company. We designed our platform to incorporate proprietary solutions that are crucial to the platform's performance. Because of the architecture of our platform, key aspects of the platform's performance remain invisible.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of foreign, U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Oleksiy Lyubynskyy	CEO and Director	CEO and Director of Rentberry, Inc., 2015 – Present Responsible for defining the Company's vision, overseeing business development and capital raising, along with general CEO responsibilities.	University of California Berkeley, B.A. in Economics, Minor in Business Administration, 2004
Vlad Shpuryk	Chief Technology Officer	CTO of Rentberry, Inc., 2024 – Present Director of Engineer at Rentberry, Inc., 2020-2024 Responsible for the roadmap and technical development of the Rentberry platform.	National Aviation University of Ukraine, Master's degree in Computer Systems Networking, 2016
Eduard Novokhatsky	Head of Design and Director	Head of Design and Director of Rentberry, Inc., 2024 – Present Lead Designer at Rentberry, Inc., 2023-2024. Responsible for shaping the product's visual identity, leading user experience design, managing design processes, and fostering a design-driven culture across the company.	National Academy of Fine Arts and Architecture, B.A. in Computer Graphics, 2009
Oleksii Humeniuk	Chief Marketing Officer	Chief Marketing Officer of Rentberry, Inc., 2016 – Present Responsible for business development, product marketing, search engine optimization, and sales.	National Technical University of Ukraine, Master's degree in Computer Science, 2011
Kate Barneveld	Chief Investment Officer and Director	CIO and Director of Rentberry, Inc., 2024 – Present Director of Customer Success at Rentberry, Inc., 2017-2024. Responsible for overseeing the company's capital raising strategy, managing investor relations, and guiding investment decisions.	Kyiv State Maritime Academy, Master's degree in Law, 2012

Biographical Information

Oleksiy Lyubynskyy: Oleksiy is the Chief Executive Officer and Director of the Issuer. He has served as CEO since Rentberry was founded in August 2015. Oleksiy is responsible for defining the Issuer's vision, overseeing business development and the capital raising process. Prior to joining Rentberry, Oleksiy co-founded CityHour, where he oversaw business development and investor relations. From May 2010 to December 2012, he was director of M&A at BIC Securities. In that position he was responsible for deal origination, performing due diligence and closing sell-side and buy-side M&A transactions. Oleksiy holds a B.A. degree in Economics and minor degree in Business Administration from University of California Berkeley.

Vlad Shpuryk: Vlad is the Chief Technology Officer of the Issuer, a position he has held since October 2024, where he leads the engineering department and develops policies and procedures and use technology to enhance Rentberry platform. Prior to becoming CTO, Vlad was serving as a Director of Engineer at Rentberry since March 2020. Prior to joining Rentberry, Vlad was a Senior Full Stack Engineer at the NCube (December 2013 – February 2020). Vlad holds a master's degree in Computer Systems Networking from the National Aviation University.

Oleksii Humeniuk: Oleksii has been the Chief Marketing Officer at the Issuer since March 2016, where he has been responsible for business development, product marketing, search engine optimization, and sales. From October 2014 to December 2015, Oleksii worked for EPOM as an SEO specialist. Prior to that, he worked for four years at Depositphotos, where he acted as Marketing Team Leader. At Depositphotos, Oleksii created and supervised international marketing campaigns and was responsible for launching the product in 9 countries. Oleksii holds a master's degree in Computer Science from the National Technical University of Ukraine.

Eduard Novokhatsky: Eduard is the Head of Design and Director of the Issuer. He is responsible for shaping the product's visual identity, leading user experience design, managing design processes, and fostering a design-driven culture across the company. Prior to joining Rentberry in 2023, Eduard was a Senior Product Designer at Qubstudio, where he led the design of complex digital products for clients across various sectors, focusing on user-centered solutions and scalable design systems. Eduard holds B.A. degree in Computer Graphics from the National Academy of Fine Arts and Architecture.

Kate Barneveld: Kate is the Chief Investment Officer and Director of the Issuer, a position she has held since October 2024. She is responsible for overseeing the company's capital raising strategy, managing investor relations, and guiding investment decisions. Prior to becoming CIO, Kate served as the Director of Customer Success at Rentberry starting in August 2017, where she led efforts to drive customer retention, increase product adoption, and ensure long-term client success through proactive support and strategic relationship management. Kate holds a master's degree in Law from Kyiv State Maritime Academy.

Indemnification

Indemnification is authorized by the Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Issuer has 37 employees. The Issuer also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

On April 7, 2025, the Issuer amended its Certificate of Incorporation. The Issuer's authorized capital stock now consists of 100,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). As of the date of this Form C-AR, 74,982,416 shares of Common Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Issuer's outstanding capital stock consists of:

Type	Common Stock*
Amount Outstanding	74,982,416
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Common Stock which may dilute the Security.

*Stockholders are subject to a Stockholders' Agreement and Voting Agreement.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Issuer does not have any outstanding Options, SAFEs, Convertible Notes or Warrants.

Outstanding Debt

As of the date of this Form C-AR, the Issuer has no outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	$5,129,644	7,980,158	Product Development and General Working Capital	From July 17, 2023 through March 1, 2025;	Reg D Rule 506(b)
Crowd SAFE (Simple Agreement for Future Equity)	$1,928,633	4,813,390	Product Development and General Working Capital	November 15, 2023	Reg. CF
Common Stock	$240,577	199,237	Product Development and General Working Capital	From November 5, 2022 through February 16, 2023	Regulation CF
SAFE (Simple Agreement for Future Equity)	$110,000	355,833	Product Development and General Working Capital	From January 15, 2022 through November 15, 2022	Reg D Rule 506(b)
Common Stock	$11,800,591	15,057,605	Product Development and General Working Capital	From July 13, 2021 through November 4, 2022	Regulation A

All outstanding SAFEs were converted into shares of Common Stock. As of April 1, 2025, the Company has no outstanding SAFEs.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The Issuer has no beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own. However, the Issuer and its stockholders are party to a Stockholders' Agreement which grants the CEO of the Company, Oleksiy Lyubynskyy, an irrevocable proxy to vote their securities in accordance with the Stockholders' Agreement for periods defined in the Stockholders' Agreement.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2025, the Issuer had an aggregate of approximately $2,869,714 in cash and cash equivalents, leaving the Issuer with 20 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In November 2023, the Issuer completed an offering pursuant to Regulation CF and raised $1,928,633.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

The Issuer has ascribed no valuation to the Issuer; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Issuer has conducted the following transactions with related persons: None.

EXHIBIT B
FINANCIALS (AUDITED)
(EXHIBIT B TO FORM C-AR)
April 30, 2025

Rentberry, Inc.



RENTBERRY, INC.

Consolidated Financial Statements

For the years ended December 31, 2024 and 2023



INDEPENDENT AUDITOR'S REPORT

April 21, 2025

To: Board of Directors, RENTBERRY, INC.
Re: 2024 and 2023 Financial Statement Audit

We have audited the accompanying consolidated financial statements of RENTBERRY, INC. (the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2024 and 2023, and the related notes to such financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA, PC

IndigoSpire CPA, PC
San José, CA

April 21, 2025

RENTBERRY, INC.
BALANCE SHEET
As of December 31, 2024 and 2023
See Independent Auditor's Report and Notes to the Financial Statements

	2024	2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,904,654	$ 2,505,358
Accounts receivable	0	305,044
Accounts receivable – related parties	637,949	582,087
Other assets	15,000	15,000
Total current assets	2,557,603	3,407,489
Investments	767,280	811,054
Fixed assets, net of accumulated depreciation	11,891	15,912
Intangible assets, net of accumulated amortization	108,879	116,025
Security deposit	26,666	26,666
Total Assets	$ 3,472,319	$ 4,377,146
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Credit cards and accounts payable	$ 144,731	$ 75,354
Total current liabilities	144,731	75,354
SAFE instruments	0	1,928,633
Total Liabilities	144,731	2,003,987
STOCKHOLDERS' EQUITY		
Common Stock	5,347	5,380
Additional paid-in capital	24,575,961	19,667,087
Retained deficit	(21,253,720)	(17,299,308)
Total Stockholders' Equity	3,327,588	2,373,159
Total Liabilities and Stockholders' Equity	$ 3,472,319	$ 4,377,146

RENTBERRY, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2024 and 2023
See Independent Auditor's Report and Notes to the Financial Statements

	2024	**2023**
Revenues	$ 819,365	$ 459,118
Operating expenses		
General and administrative	2,842,647	2,572,334
Selling and marketing	1,395,834	1,920,823
Information technology	523,321	419,900
Total operating expenses	4,761,802	4,913,057
Net Operating Loss	(3,942,437)	(4,453,939)
Interest income (expense), net	(808)	19,316
Depreciation and amortization (expense)	(11,167)	(11,167)
Gain / (loss) on sale of fixed assets	0	(357,548)
Tax (provision) benefit	0	0
Net Loss	$ (3,954,412)	$ (4,803,338)
Basic earnings per share	(0.17)	(0.19)
Diluted earnings per share	(0.17)	(0.19)

RENTBERRY, INC.
STATEMENT OF STOCKHOLDERS' EQUITY/DEFICIT
For Years Ending December 31, 2024 and 2023
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Additional Paid-In Capital	Retained Deficit	Total Stockholders' Equity
	Shares	Value			
Balance as of January 1, 2023	**53,613,868**	**$ 5,361**	**$ 19,426,530**	**$ (12,495,970)**	**$ 6,935,921**
Start Engine share issuance	199,237	19	240,558		240,577
Net (loss)				(4,803,338)	(4,803,338)
Balance as of December 31, 2023	**53,813,105**	**$ 5,380**	**$ 19,667,087**	**$ (17,299,308)**	**$ 2,373,159**
Share adjustments and conversion of notes	(333,013)	(33)	4,908,874		4,309,417
Net (loss)				(3,954,412)	(3,954,412)
Balance as of December 31, 2024	**53,480,092**	**5,347**	**$ 24,575,961**	**$ (21,253,720)**	**$ 3,327,588**


RENTBERRY, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2024 and 2023
See Independent Auditor's Report and Notes to the Financial Statements


	2024	2023
Cash Flows from Operating Activities		
Comprehensive Income (Loss)	$ (3,954,412)	$ (4,803,338)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add depreciation and amortization	11,167	11,167
Add loss on sale of fixed asset	0	357,548
Changes to operating assets and liabilities		
(Increase) Decrease in accounts receivable	305,044	(174,091)
(Increase) Decrease in prepaid expenses and other assets	0	231,554
Increase (Decrease) in accounts payable	69,377	58,768
Net cash used in operating activities	(3,568,824)	(4,318,392)
Cash Flows from Investing Activities		
Sale / (purchase) of other assets	0	84,499
Cash loaned / invested	(12,088)	(811,054)
Net cash provided by investing activities	(12,088)	(726,555)
Cash Flows from Financing Activities		
Proceeds from SAFE instruments	2,980,208	1,928,633
Proceeds from the issuance of stock, net	0	240,577
Net cash provided by financing activities	2,169,210	2,169,210
Net change in cash and cash equivalents	(600,704)	(2,875,737)
Cash and cash equivalents at beginning of period	$ 2,505,358	5,381,095
Cash and cash equivalents at end of period	$ 1,904,654	$ 2,505,358

RENTBERRY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE PERIODS ENDED DECEMBER 31, 2024 and 2023
See Independent Auditor's Report and Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

Rentberry, Inc. is a U.S.-based real estate technology company that provides a comprehensive, fully digital rental and property management platform. Established in 2015 and headquartered in San Francisco, California, Rentberry utilizes AI technology and streamlines the long-term rental process for tenants and landlords through a transparent, secure, and user-friendly interface.

The platform enables users to search for properties, submit rental applications, negotiate terms, e-sign documents, and automate rent payments — all in one place. For property owners and managers, Rentberry offers tools to manage listings, conduct virtual tours, screen applicants, and facilitate maintenance requests. The company also provides services related to rent collection, tenant communication, and legal documentation. In addition to rental services, Rentberry is expanding into flexible living and property sales, leveraging technology to improve accessibility and efficiency in real estate transactions globally. Rentberry is incorporated in Delaware and operates with a dual-sided business model, generating revenue from both tenants and landlords through service fees and premium features.

The Company is also a majority shareholder of Floorly, Inc. that was incorporated under the laws of the State of Delaware on January 13, 2020 with the intent of taking Rentberry, lnc.'s platform and applying it to commercial space.

Going Concern
These financial statements are prepared on a going concern basis. Since inception, the Company has relied on raising securities to fund its operations. As of December 31, 2024, the Company had an accumulated deficit and may incur additional losses prior to generating income. During the next twelve months, the Company intends to fund its operations with funds from revenue producing activities and from the issuance of convertible notes or equity. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying financial statements include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

The consolidated financial statements include the accounts of 1) Rentberry, Inc, 2) Floorly, Inc. (collectively, the "Company"). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

Floorly, Inc. is majority owned at 99%.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions, contingencies and derivative and warrant liabilities.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, changes in consumer taste and other macroeconomic factors such as and economic uncertainty. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2024 and 2023, the Company had $1,904,654 and $2,505,358 of cash on hand, respectively.

Fixed Assets
Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software

Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from five to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2024 and 2023, the Company had a net book value of fixed assets of $11,891 and $15,912, respectively.

Intangible Assets
The Company applied for and received a patent in 2017 and has capitalized the cost associated with obtaining the patent. The cost of the patent is being amortized over its legal live which is 20 years on a straight-line basis.

The Company capitalizes the costs of acquiring trademarks and amortizes those costs over their legal life which is 10 years on a straight-line basis.

The Company capitalizes the costs to acquire domain names which are not being amortized.

Amortization expense for the years ended December 31, 2024 and 2023 was $5,863 and $5,863, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100 percent valuation allowance against the net operating losses generated by the Company in fiscal year ending on December 31, 2024 and 2023.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

1. Identify the contract with the customer
2. Identify the performance obligations within the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations
5. Recognize revenue when (or as) the performance obligations are satisfied

The Company is currently recognizing revenue from applications and credit reports when booking a property on a transactional basis. The Company also generates revenue from partnering with other companies for leads and advertising revenue.

Accounts Receivable, Net
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has filed all of its income tax return through the period ended December 31, 2024 by the due date set by the Internal Revenue Service. The returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date they were filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

There is a 100 percent valuation allowance against the net operating losses generated by the Company in fiscal year ending on December 31, 2024 and 2023.

NOTE 4 – STOCKHOLDERS' EQUITY

As of April 7, 2025, the Company has authorized 100,000,000 shares of common stock with a par value of $0.0001 per share.

In 2023, the Company issued an additional 199,237 shares in an offering exempt from registration through the StartEngine platform. The Company received a total of $240,577 for those shares issued in 2023.

NOTE 5 – SAFES AND DEBT

Simple Agreements for Future Equity ("SAFE") Instruments
In 2023, the Company issued SAFEs totaling $1,928,633 at a 20% discount rate and a pre-money valuation cap of $25,000,000 for the subscriptions up to and including a sum of $3,000,000 and a valuation cap of $35,000,000 for all subscriptions from $3,000,000 and above. All SAFEs converted into the common stock on December 31, 2024. As of January 1, 2025, the Company has no outstanding SAFEs.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through April 21, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.